Exro Opens Doors to Automotive Grade Canadian Manufacturing Facility in Calgary, Alberta

•Exro opens doors for employees to its 37,000 square foot Canadian manufacturing facility in Calgary, Alberta.
•Exro’s new facility in Canada will be equipped with automotive quality production lines, product showrooms, and collaborative office space, and can produce up to 100,000 units of Coil Driver annually for use across the Company’s product lines.
•Opening of Exro’s Canadian manufacturing facility rounds out a year of expansion and job creation, it follows announcements of Exro’s U.S. headquarters in Mesa, Arizona and Vehicle Systems Division in Detroit, Michigan.

Calgary, Alberta (December 9, 2021) – Exro Technologies Inc. (TSX: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, announced today that it has officially opened the doors for employees to its manufacturing facility (the "facility" or "new facility") in Calgary, Alberta. Exro’s 37,000 square foot Canadian facility will feature automotive-grade production lines, product showrooms, and collaborative office space for the Company’s growing team of 50+ Calgary-based employees.

Exro’s Canadian facility will be compliant with automotive grade manufacturing standards ISO 9001:2015 and IATF 16949, as well as ISO 26262 for functional safety. The facility can support low-volume manufacturing and deliver approximately 100,000 Coil Driver units per year for use across a wide range of electric mobility applications from two-wheel recreational to passenger vehicles and even up to commercial and industrial vehicle applications. The facility will also manufacture the Battery Control System for energy storage applications.

The facility will be managed by Simon Strawbridge, Exro's Vice President of Manufacturing. Having relocated from the U.K. to Calgary, Alberta, Strawbridge brings over 18 years of success in leading manufacturing operations within the automotive industry. With a proven track record of manufacturing automotive inverters and managing all aspects of development programs, manufacturing planning, process improvements, and quality control, Strawbridge will focus on delivering a state-of-the-art, world-class manufacturing facility at Exro. He will oversee the completion of the facility, employing best production practices that improve efficiencies, reduce operational costs, and increase productivity.

To meet automakers’ staunch Environmental, Social and Governance (“ESG”) supply chain expectations, Exro’s facility in Calgary will run on clean energy solutions including solar power with a rooftop array containing 576 solar modules, producing 425W each for a total nameplate rating of 244.8kW and battery energy storage solutions working towards its net-zero carbon emissions objectives. As provinces across Canada capture a larger share of the market for EVs and their associated technologies, running the facility on clean energy supports Exro’s efforts to bring new clean technology jobs to Calgary in fields including engineering, operations, supply chain, and more.

Exro’s existing facility in Calgary will be serve as the core innovation centre for continued research and development, design and testing, and piloting prototypes across all of the Company’s product lines.

“In 18 months, our team has grown from a single research and development center with ~~just~~ 5 employees in Canada to establish a formidable presence across North America, having opened the doors to our U.S. headquarters in Phoenix, Arizona last month, and now our Canadian manufacturing facility in Calgary, Alberta,” said Sue Ozdemir, CEO of Exro. “This new facility, which will house our 80 and counting group of employees, represents our commitment to providing high quality products and ensures a culture of sustainable business practices.”

¹ ISO 9001:2015 specifies requirements for demonstrating the ability to consistently provide products and services that meet regulatory requirements and aims to enhance customer satisfaction.
² IATF 16949 is the global automotive industry standard for quality management systems.
³ ISO 26262 addresses safety-related systems that include one or more electrical systems that are installed in series production passenger cars.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
In particular, this news release contains forward-looking statements pertaining to the following:
•Exro’s business plans, outlook and strategy; and
•Exro’s expectation with respect to its future production.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information and statements contained herein include the risk factors set out in Exro’s annual information form and also include, but not limited to:
•Delays in opening the facility and automotive certified production; and
•Market demand and sales orders may not reach the production level up to 100,000 units per year for a foreseeable future.
This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company’s annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.
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